UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

The sustainable total return company

Abengoa Yield announces its fourth asset acquisition

July 27, 2015 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today announced its fourth asset acquisition:

Abengoa Yield has entered into a definitive agreement with Abengoa to acquire Solaben 1/6, a 100 MW solar complex in Spain, which has been in operation since 2013, showing a solid operational track record and synergies with its existing portfolio.

In addition, Abengoa Yield announced its first two acquisitions from third parties:

•	it has closed the acquisition of ATN2 from Abengoa, after improving the revenues this project generates, and including the stake in the project owned by a financial investor, which was not previously considered.

•	it has agreed to acquire 13% of the stake owned by JGC Corporation in Solacor 1/2, where it already owns a 74% stake.

Total consideration amounts to $370 million and Abengoa Yield expects these new assets to generate incremental run rate cash available for distribution of approximately $31.5 million per year before debt service associated with acquisition financing. The acquisition will be financed with the revolving credit facility which was recently increased by $290 million and with cash on hand. With this transaction, Abengoa Yield has acquired assets of approximately $1.5 billion since its initial public offering at an average acquisition yield of approximately 9%.

Javier Garoz, CEO of Abengoa Yield, said “This fourth acquisition reinforces our consistent growth and shows a first acquisition from third parties of assets we know well. All our assets are showing strong operational performance providing solid results for the quarter that we will announce on July 30. We are glad to continue delivering on our commitments to our shareholders.”

The transactions have been approved by Abengoa Yield’s board of directors with the approval of the independent directors. The Solaben 1/6 and ATN2 transactions have been approved by Abengoa’s board of directors.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

CFO and COO Eduard Soler Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

Communication Department Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Javier Garoz
Name:	Javier Garoz
Title:	Chief Executive Officer

Date:	July 27, 2015